SE[...] 10028261 [...]MMISSION

**ANNUAL AUDITED REPORT**
**FORM X-17 A-5**
**PART III**

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

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**SEC FILE NUMBER**
**8-51750**

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**MILLER TABAK + CO., LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**331 MADISON AVENUE**
(No. and Street)

| **NEW YORK** | **NY** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**CHARLES LEVINE** **(212) 370-0040**
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**CITRIN COOPERMAN & COMPANY, LLP**
(Name - if individual, state last. first. middle name)

| **529 FIFTH AVENUE** | **NEW YORK** | **NEW YORK** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

# OATH OR AFFIRMATION

I, JEFFREY D. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER TABAK +CO., LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THE FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION OF THE COMPANY ARE MADE AVAILABLE TO ALL OF THE COMPANY MEMBERS AND ALLIED MEMBERS OF THE NEW STOCK EXCHANGE, INC.

LOIS E. TORRES
Notary Public, State of New York
No. 31-[illegible]
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-31-2010

Signature

MEMBER OF MANGING MEMBERS
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# Miller Tabak + Co., LLC
(A Limited Liability Company)

## Statement of Financial Condition

December 31, 2009

**Miller Tabak + Co., LLC**
**(A Limited Liability Company)**
**December 31, 2009**

## Contents

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditors' Report

To the Members of
Miller Tabak + Co., LLC

We have audited the accompanying statement of financial condition of Miller Tabak + Co., LLC (a limited liability company) (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We did not audit the financial statements of Miller Tabak Roberts Securities, LLC, a 23.8% owned affiliate, the investment in which, as discussed in Note 6 to the statement of financial condition, is accounted for by the equity method of accounting. The investment in Miller Tabak Roberts Securities, LLC was approximately 17% of the Company's total assets as of December 31, 2009. The financial statements of Miller Tabak Roberts Securities, LLC were audited by other auditors whose report has been furnished to us, and our opinion on the Company's statement of financial condition, insofar as it relates to the amounts included for Miller Tabak Roberts Securities, LLC, is based on solely on the report of the other auditors.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition and the report of the other auditors provide a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company's investment in one of its partnerships stated at $199,000 at December 31, 2009, as described in Note 6 to the statement of financial condition, nor were we able to satisfy ourselves about the carrying value of the investment by other auditing procedures. Further, the Company has not been able to accumulate the data needed to make disclosures of this affiliate required by accounting principles generally accepted in the United States of America.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

In our opinion, based on our audit and the report of the other auditors, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the partnership referred to in the preceding paragraph, and except for the effects of the matter discussed in the last sentence of the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Tabak + Co., LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new fair value measurements related to non-financial assets and liabilities.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2010

# Miller Tabak + Co., LLC
(A Limited Liability Company)
**Statement of Financial Condition**
**December 31, 2009**
*(In Thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,803 |
| Due from brokers and dealers | | 2,594 |
| Securities owned, at market value | | 8,235 |
| Investments in affiliates | | 3,350 |
| Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,632 in 2009 | | 1,212 |
| Other assets | | 1,742 |
| **TOTAL ASSETS** | $ | 18,936 |
| **Liabilities and Members' Equity** | | |
| Liabilities: | | |
| Securities sold, not yet purchased, at market value | $ | 4,252 |
| Accrued expenses and other liabilities | | 3,097 |
| Total liabilities | | 7,349 |
| Commitments and contingencies (Note 7, 9, and 10) | | |
| Members' equity: | | |
| Members' equity before related receivables | | 14,703 |
| Less: receivables from members | | (3,116) |
| Total members' equity | | 11,587 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 18,936 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as an investment advisor. In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association.

The Company effects trades in equities, fixed-income instruments, options, and futures, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through J.P. Morgan Clearing Corp. and Pershing, LLC. In addition, the Company performs investment services for institutional clients, including consulting and research.

At December 31, 2009, Jeffco Management LLC ("Jeffco"), the Managing Member of the Company, had a 49% membership interest in the Company before deducting receivables from members of the Company. At December 31, 2009, MTH Holdings, Inc. ("Holdings"), a New York corporation and an affiliate of the Company, had a 28% interest in the total members' equity before deducting receivables from members. The percentages of members' equity take into account the managing member's good faith estimate of the fair value of the Company's investment in Miller Tabak Roberts Securities, LLC ("MTR").

Profits and losses of the Company are allocated first 20% to the Managing Member and then 80% to all members, including the Managing Member, based upon the respective members' equity account balances as defined in the operating agreement.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless a member has signed a specific guarantee.

## 2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition is reasonable and prudent; however, actual results could differ from these estimates.

All securities transactions and related revenue and expenses are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at market value, with the unrealized profit or loss reflected in net investment and trading gains in the statement of income. Market value is generally based on the last sales price as of the end of the year or, if such security did not trade on such day, the most recent sales price in which a sales transaction was reported by a major securities exchange. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

*(In Thousands)*

## 2. Summary of Significant Accounting Policies (Continued)

Investments in affiliates represents equity interests in operating entities and are reflected in the statement of financial condition based on the equity method of accounting.

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or the estimated useful lives of the related assets.

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted the standard as amended by subsequent FASB standards beginning January 1, 2008, on a prospective basis. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a nonrecurring basis. The remaining aspects of the fair value measurement standard were adopted prospectively beginning January 1, 2009 and did not have a material effect on the accompanying statement of financial condition.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

*(In Thousands)*

## 2. Summary of Significant Accounting Policies (Continued)

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

On January 1, 2009, the Company adopted new FASB accounting guidance for accounting for uncertainty in income taxes. The new guidance requires that an enterprise apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The interpretation also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Using that guidance, the Company's management believes it has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition as of December 31, 2009.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before the statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the statement of financial condition date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the statement of financial condition date in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the statement of financial condition date.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 23, 2010.

## 3. Due from Brokers and Dealers

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2009, the Company had no margin debt.

## 4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's

*(In Thousands)*

## 4. Net Capital (Continued)

minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250. At December 31, 2009, the Company had net capital of $4,719 which exceeded required net capital by $4,469.

The Company is permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the year ended December 31, 2009, the Company did not elect to qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the Rule.

## 5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consisted of the following at December 31, 2009:

| | | |
|---|---|---|
| Securities owned, at market value: | | |
| Equity securities | $ | 7,248 |
| Listed options | | 987 |
| | $ | 8,235 |
| Securities sold, not yet purchased, at market value: | | |
| Equity securities | $ | 3,569 |
| Listed options | | 683 |
| | $ | 4,252 |

Securities owned may be pledged to the clearing brokers on terms that permit the clearing brokers to sell or re-pledge the securities to others subject to certain limitations.

Fair Value Measurements

At December 31, 2009, substantially all of the Company's securities owned and securities sold, not yet purchased, were considered Level 1 in the valuation hierarchy, which are valued based upon quoted prices available in active markets for identical investments.

## 6. Investments in Affiliates

Miller Tabak Roberts Securities, LLC

MTR is a registered broker-dealer with the SEC and is also a member of FINRA. The Company's investment in MTR amounted to $3,136 at December 31, 2009. The Company's membership interest represents a 23.8% interest in MTR for 2009.

*(In Thousands)*

## 6. Investments in Affiliaites (Continued)

Financial information about MTR is summarized below:

| | |
|---|---|
| Assets | $ 25,306 |
| Liabilities | $ 12,311 |
| Net Income | $ 18,933 |

Bear Measurisk, LLC

The Company's 20% investment in Bear Measurisk, LLC ("Bear") amounted to $199 at December 31, 2009. Summarized financial information for Bear is not available.

## 7. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in securities sold, not yet purchased in the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2009, the fair value of options purchased and sold are included in securities owned and securities sold, not yet purchased, respectively, in the statement of financial condition.

The Company continuously monitors its transactions with off-balance-sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off-setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's cash is held in accounts at a major financial institution and is, therefore, subject to the credit risk of the financial institution.

Substantially all of the Company's amounts due from brokers and dealers and securities owned are held at its clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreements, the Company is required to reimburse the clearing brokers without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing brokers for the customer accounts at December 31, 2009.

*(In Thousands)*

## 8. Related Party Transactions

At December 31, 2009, equity notes receivable from members total $626 and bear interest at 4%. Other amounts of $2,490 at December 31, 2009, which are also due from members, bear interest at the broker call rate and include advances made to Holdings and the members of Jeffco. Members' equity is reported net of related receivables from members in the accompanying statement of financial condition.

Pursuant to the Company's operating agreement, the managing member is entitled to a fee for services rendered in connection with the management and operation of the Company. The management fee totaled $5,198 for the year ended December 31, 2009.

The Company recorded reimbursements of expenses amounting to $841 from MTR for the year ended December 31, 2009. The balance due from MTR amounted to $4 at December 31, 2009.

## 9. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to local income tax examinations by tax authorities for years before 2006.

The Internal Revenue Service ("IRS") has commenced an examination of the federal income tax returns filed by the Company for the year ended December 31, 2005. The IRS has proposed to disallow certain deductions taken by the Company, primarily with respect to the abandonment of leasehold improvements. The Company disagrees with the position of the IRS and intends to pursue its judicial remedies. No provision has been made in the statement of financial condition for the proposed additional taxes and interest because the ultimate liability cannot be reasonably estimated.

## 10. Commitments and Contingencies

The Company is obligated under noncancelable operating leases, which are primarily for its office facilities. The lease terms will end in 2011. At December 31, 2009, the approximate future minimum payments on non-cancelable operating leases are as follows:

| Year ended December 31, | |
|---|---|
| 2010 | 583 |
| 2011 | 353 |
| Total | $ 936 |

The Company remains contingently liable on certain operating leases assigned to MTR.

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2009, various legal proceedings are pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to the Company's financial position.